Exhibit 21.1

LIST OF SUBSIDIAIRIES OF THE REGISTRANT

1.	Devcool, Inc.

2.	QuantumNexis, Inc.

3.	QuantumNexis Malaysia (SDN) BHD

4.	Ezovion Solutions (Private) Limited